Mail Stop 4720

June 7, 2010

Richard Pearce
President and Chief Executive Officer
DC Brands International, Inc.
9500 W. 49th Avenue, Suite D-106
Wheat Ridge, CO 80003

> **Re: DC Brands International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2010**
> **File No. 333-166714**

Dear Mr. Pearce:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed. We may have further comments upon examination of the exhibits.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the

filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. We note from your recent press releases your statement that "DC Brands went public in 2005…" As this appears to be your first registration statement, please explain the statement that you went public in 2005.

Risk Factors

"We have a limited operating history…," page 3

4. We note your statement that you are subject to "all of the business risks and uncertainties associated with any new business enterprise." This disclosure is not sufficiently specific to your business. Please revise your discussion to clarify particular risks to which you believe you may be susceptible as a new business.

"We may need additional capital and may not be able to obtain it.," page 4

5. If true, please state that you have no commitments to obtain any additional funding at this time.

"We are at risk for product liability claims…," page 7

6. Please expand your disclosure to disclose your level of product liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

"Our success is dependent upon our ability to protect and promote our proprietary rights.," page 8

7. Please expand your disclosure to describe any risks associated with the loss of proprietary information through current or former employees, outside consultants or contractors and disclose whether you have any non-competition or confidentiality agreements with such parties to protect against these risks.

"We will be subject to law regarding the use of the internet…," page 9

8. This risk is not sufficiently specific to your business. Please revise your discussion to clarify why you believe you are particularly susceptible to this risk, or how you use the internet such that you may be susceptible to this risk.

<u>Business</u>

9. We note your disclosure that none of your products have been approved by the FDA. Further, your disclosure appears to indicate that your products have not been the subject of clinical testing for efficacy. Please revise your disclosure to delete the below statements and other similar statements which reference proven results, research or achievement of particular results or revise such statements to remove the reference to proven results or research. Alternatively, please modify your disclosure to include a discussion of research studies conducted with respect to your products, if any, and the methods and results which specifically support your statements below.

    - Page 7: "In addition, such products have been proven to be more effective when taken in accordance with certain instructions."
    - Page 8: "We believe that based upon our research H.A.R.D. Nutrition products superior products that have many health benefits."
    - Page 10: "The Daily Basics is a wellness product that includes vitamins and supplements needed to maintain your body throughout the day."
    - Page 10: "The Fat Fighter falls under the diet and weight loss category and helps suppress appetite and reduce sugar cravings."
    - Page 10: "The Get Over It-Feel Better Now is a wellness product that is a blend of vitamins, herbs and minerals that aid in combating illnesses and hangovers."
    - Page 10: "Whacked Energy is part of our energy line and is formulated to lift you up without any sugar crash."
    - Page 10: "Wide Awake is also part of our energy line and is designed to recharge your brain and body and make you feel alert."
    - Page 10: "Win is designed to increase stamina and endurance and aid in performance, strength and fitness training."
    - Page 10: "Fix It! is a combination of proven herbs and supplements to help with arthritis and other joint pain."
    - Page 10: "Rebuild and Recover is a very potent combination of products targeted towards the serious athlete for post workout recovery and maximum muscle building while burning fat."
    - Page 11: "Many of the performance and strength supplements are aimed at improving oxygen levels thereby delaying muscle fatigue and increasing stamina."
    - Page 11: "The Wellness products are designed to supplement deficiencies in a diet in order to keep the body well and include cleansing products targeted at specific body organs and the removal of toxins from those organs. The wellness products are designed for use after a problem has occurred and include a supplement for coughs, cold and flu, an anti inflammatory and a sinus cleanse. "
    - Page 11: "The energy supplements are intended to provide a boost without the bad effects of a crash that can occur with sugar products."
    - Page 11: "The weight loss and diet products are designed to reduce the absorption of sugar and other carbohydrates and increase metabolism."

10. Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information.

- Page 13: "Recently, the beverage industry has seen stagnant per capita carbonated soft drink consumption. Major industry players have responded to this by enlarging their range of beverages, expanding into sports and energy drinks, ready-to-drink tea and bottled water. These segments are growing at faster rates than the carbonated soft drink segment."
- Page 13: "The market for sports drinks grew by an estimated 3% in the year 2008, but had grown by an estimated 10.3% in the previous year.   Energy drinks also grew 24% in terms of volume in 2007. Revenue for manufacturers of soft drinks, bottled water and sports drinks is anticipated to grow only moderately over the period until 2014; however strong growth is expected in bottled water, sports and energy drink segments given increasing health and wellness awareness of the public."

11. Please include in your Business discussion an estimate of the amount spent during each of the last two fiscal years on research and development.

12. Please include in your Business discussion a description of the methods by which you developed each of your products as well as the methods through which each such product was tested to determine the achievement of the desired and advertised results.

13. Please include in your Business discussion the information required by Item 101(h)(5) of Regulation S-K.

History, page 10

14. You state that, "In 2007, we changed the focus of our business away from energy drinks to developing, marketing, distributing and selling health related products." Please expand your disclosure to disclose the winding down process with respect to your energy drinks business.

Existing Products
Our Functional Water Systems, page 10

15. You state that "The Functional Water Systems have a shelf life of one year." Please expand your disclosure to describe inventory procedures and practices implemented to accommodate the shelf-life as well as any associated risks, if applicable.

Our Nutritional Supplements, page 11

16. You state that your nutritional supplements have been "produced with the help of over 100 athletes." Please expand your disclosure to specifically describe how your nutritional supplements were developed and what role the identified athletes played in the development process.

Marketing, page 11

17. We note your statement in the risk factor titled "The success of our business will depend on our ability to create brand awareness" that your ability to compete effectively and generate revenue will be based upon your ability to create awareness of our products distinct from those of your competitors. It appears that your agreement with Chris Andersen is material to your marketing and branding initiatives. Accordingly, please file a copy of the agreement. If you do not believe the company is substantially dependent on this agreement, please provide an analysis supporting your determination.

Distribution, page 12

18. We note your April 12 press release, "DC Brands International Announces It Has Inked a Selling and Marketing Agreement With Industry Leader Acosta." It appears that this agreement is material to the company's business. Accordingly, please revise your disclosure to provide a description of the material terms of the agreement. In addition, please file a copy of the agreement. If you do not believe the company is substantially dependent on this agreement, please provide an analysis supporting your determination. See Item 601(b)(10)(ii)(B) of Regulation S-K.

19. We note your March 8 press release, "DC Brands International Announces It Has Received a $1,128,600 Purchase Order" regarding a purchase order from Cold Front Distribution, LLC. It appears that your relationship with Cold Front Distribution is material to the company's business. Accordingly, please revise your disclosure to provide a description of the material terms of any contractual arrangements with Cold Front Distribution. In addition, please file a copy of any agreements governing this relationship. If you do not believe the company is substantially dependent on this relationship, please provide an analysis supporting your determination.

20. Please identify any other parties providing distribution or bottling services to the company. If you are substantially dependent on some or all of these parties, please file copies of any contractual arrangements and describe the material terms of each. If you do not believe the company is substantially dependent on these arrangements, please provide an analysis supporting your determination. Additionally, please indicate whether any such parties accounted for 10 percent or more of your revenues if the loss of such customer would have a material adverse effect on your business.

Sources and Availability of Raw Materials and Suppliers, page 12

21. We note your statement that you do not have any written agreements with any of your suppliers. Regardless, please identify your principal suppliers of raw materials. If you are substantially dependent on some or all of these parties, please expand your disclosure to describe the material terms of the relationship or arrangement. If you do not believe

the company is substantially dependent on such arrangements, please provide an analysis supporting your determination.

22. Please identify the party or parties manufacturing your bottles and your patented bottle cap. We note your statement that you do not have any written agreement with the manufacturer, however, it appears that this arrangement is material to the company's business. Accordingly, please revise your disclosure to provide a description of the material terms of the arrangement. If you do not believe the company is substantially dependent on this arrangement, please provide an analysis supporting your determination.

Trademarks and Patent, page 13

23. Please expand your disclosure to include the expiration of the design patent for the flip-top cap.

Regulation, page 13

24. You disclose that "Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA." Please expand your disclosure to disclose whether your products contain pre-approved dietary ingredients or whether your products are subject to FDA pre-approval and notification prior to marketing. Alternatively, provide a discussion of the company's determination that the ingredient is generally regarded as safe by qualified experts. Please provide this analysis for each ingredient, product or supplement that is subject to such regulation and review.

25. You state that your activities are also regulated by various agencies of the states and localities in which your products are sold. Please expand your disclosure to disclose the specific activities or categories of activities that are subject to regulation.

Market Price of Common Stock and Other Stockholder Matters, page 15

26. Please provide the market information required by Item 201(a) of Regulation S-K. In addition to the high and low quarterly sales information, please also provide the average daily trading volume for the shares in order to fully describe the market for your shares.

Management's Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, Current and Future Financing Needs, page 17

27. Please expand your disclosure to disclose the amount and terms of your currently outstanding debt pursuant to the notes payable described in Note 6 to the Consolidated Financial Statements. Your disclosure should include the lenders, interest rates, maturity dates, other material terms and the portion of principal due in the next three years.

Critical Accounting Policies and Estimates, page 17

28. Your disclosure appears to duplicate the significant accounting policies as described in Note 1 to the financial statements. As noted in Section V of Financial Reporting Release 72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance. Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions, and estimates underlying the company's critical accounting measurements. Consistent with Section V of FR-72 please consider the following disclosures:

   - Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
   - Specifically address why your accounting estimates or assumptions bear the risk of change.
   - Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
   - Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Accounts Receivable, page 18

29. Please disclose the receivables that are past due at each balance sheet date.

Directors, Executive Officers, Promoters and Control Persons, page 19

30. Please revise the introductory language to clarify that the chart and biographical information includes executive officers and directors.

31. Please update the titles of each individual to include all positions held by that individual, including director.

32. For Messrs. Pearce, Alcamo, Brantley and Papilion, please revise your disclosure to disclose each individual's term of service as a director as required by Item 401(a) of Regulation S-L.

33. For Messrs. Pearce, Alcamo, Brantley and Papilion, please revise your disclosure to include all information required by Item 401(e) of Regulation S-K including each director's particular and specific experience, qualifications, attributes or skills that led the board to conclude that the person should serve as a director.

34. With respect to each director, provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

35. Please revise the biographical information of Robert Nikkel to delete the reference to "'Dr.' Bob.'"

Executive Compensation
Employment Agreements, page 21

36. You state that you do not yet have "key person" life insurance for any of your executive officers or key employees in the risk factor titled "Our performance is dependent upon certain key employees…" You disclose further on page 21 and page F-11 that Mr. Pearce is entitled to a $2.5 million life insurance policy at your expense, of which you are a 50% beneficiary and a person designated by him is the other 50% beneficiary. Please reconcile these disclosures. Additionally, please confirm that all premium payments for the life insurance policy for Mr. Pearce are included in "All Other Compensation" in the summary compensation table, or, alternatively, please revise your disclosure to include such amounts.

37. Please revise the disclosure regarding payments to Mr. Pearce upon termination other than for cause to reflect the provisions set forth in Section 10(i) of the Employment Agreement with Mr. Pearce. Further, please expand the disclosure to clarify the grounds upon which Mr. Pearce would be entitled to triple the entire amount remaining due under the Employment Agreement.

38. Please provide the information and table disclosing compensation of directors as required by Item 402(r) of Regulation S-K.

Determination of the Offering Price, pages 22 and 24

39. Please delete your disclosure under the subheading "Determination of the Offering Price." Since the shares will be sold at market price in negotiated transactions, no offering price has been determined, and this disclosure is not appropriate. Please also delete the repetitive section on page 24.

Certain Relationships and Related Party Transactions, page 25

40. Please revise your disclosure to clarify that the $0.05 royalty per bottle cap is payable at 2.5 cents to each of Messrs. Pearce and Alcamo.

41. You state that you had related party payables of $1,659,277 at December 31, 2009 consisting primarily of deferred salaries payable and royalties payable to your officers. Please expand your disclosure to identify all related parties to whom payables are owed and discuss how all such amounts were accrued, including further discussion of the accrual of amounts owed to Messrs. Pearce and Alcamo.

42. Please expand your disclosure of the license agreement with Messrs. Pearce and Alcamo to include a description of any termination provisions.

Description of Securities
Series A Preferred Stock, page 26

43. Please disclose, if true, that the Series A Preferred Stock have no conversion or redemptions rights at the option of either the holder or the company. Alternatively, please expand your disclosure to describe any such rights associated with the Series A Preferred Stock.

Consolidated Financial Statements

44. Please update your financial statements for the interim period ending March 31, 2010.

Consolidated Statements of Stockholders' Deficit, page F-5

45. Please explain why you recorded the $375,844 debit to stockholders' equity under the column "additional issuances" in 2009 with regards to stock issued in exchange for services.

Note 1. Business and Significant Accounting Policies

Revenue Recognition, page F-6

46. Please disclose the return policy for your products and your historical experience with regards to returns. Also disclose how you factored potential returns into your revenue recognition policy.

Recent Accounting Pronouncements, page F-9

47. Please expand your disclosures to list the recently issued accounting standards that management evaluated per guidance provided by SAB Topic 11M. The object of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted. At a minimum your disclosures should provide:
   - A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.
   - A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.

- A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable. In that case, a statement to that effect may be made.

Note 4. Intangibles Assets, page F-10

48. Your disclosure that you "engaged an outside valuation firm to value the individual intangible assets" equates to the use of an expert and reliance on the information the expert provided. Please include the name of the valuation firm in the "Experts" section of your amended Form S-1. Also, include a consent from the valuation firm in your exhibits. Alternatively, please remove all reference to the outside valuation firm thereby taking responsibility for the values allocated to the intangible assets acquired.

Note 6. Notes Payable, page F-12

49. We note that several of your note payables are past due. Please disclose any default penalties or fees that may be sanctioned against the registrant for not paying the notes upon maturity. Also disclose your plan of action for paying the past due notes. Also, include this discussion in the Liquidity and Capital Resources section.

Note 7. Income Taxes, page F-14

50. Please revise your document to provide all disclosures in accordance with ASC 740-10-50 *Income Taxes*. Disclosures should include, but not be limited to, information about your deferred tax assets and liabilities, operating loss, tax credit carryforward, current and deferred tax benefit, and unrecognized tax benefits.

Note 8. Stockholders' Equity

Issuances of Common stock, page F-14

51. Please revise your disclosures to reconcile the issuance of 4,650,000 shares of common stock representing services provided in the amount of $360,000 to the consolidated statements of stockholders' deficit which states that 4,650,000 shares of common stock were issued for $718,000.

52. Please revise your disclosures to correct the value of the 2,000,000 shares of common stock issued to employees or further advise us about how you calculated the value. You disclose that 2,000,000 shares of common stock were issued to employees for services in 2008 at $.18 per share for a value of $184,000. Based on this data the computation seems incorrect in that the value of the 2,000,000 shares should be $360,000.

Warrants, page F-16

53. Please disclose how the warrant liability is determined here and in critical accounting policies and estimates. Also, disclose other significant terms about the warrants, such as but not limited to, the exercise price, expiration date, and if the contract must be satisfied with the issuance of registered shares. Additionally, disclose how the registrant will satisfy the warrant contracts if the variable number of shares that must be issued, according to the contract term, exceeds the remaining unissued common stock.

54. Please include the warrant agreement that covers the 58,670,000 warrants issued in conjunction with your common stock in 2009 or further advise us about the warrant agreement filed at Exhibit 3.9. The agreement filed at Exhibit 3.9 covers a maximum of 4,000,000 warrants so it does not appear to have relevance to the warrants issued in 2009.

Exhibits
Exhibit 10.1 License Agreement

55. Please confirm that Section 6.1 of the License Agreement, which indicates that such section was intentionally omitted, was omitted from the agreement and not omitted for purposes of filing the agreement as an exhibit to the registration statement. If such section was omitted for purposes of filing the agreement, please submit a confidential treatment request.   Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance's views regarding the proper preparation of a confidential treatment request for information required to be included in a filing. Information in the bulletin should assist you in preparing your request, if needed. The bulletin is available on the SEC website at http://www.sec.gov. Please select "Staff Legal Bulletins," and then select "SLB 1" and "SLB 1A."

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Allen at (202) 551-3652 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        The Chrysler Building
        405 Lexington Avenue, 26th Floor
        New York, NY 10174